

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

Mail Stop 3720

January 4, 2009

Via U.S. Mail and Fax
C.B. Brechin
Brekford International Corp.
7020 Dorsey Road
Suite C
Hanover, Md. 21076

      Re: Brekford International Corp.
              Item 4.01 Form 8-K/AM No. 1
              Filed December 22, 2009
              File No. 000-52719

Dear Mr. Brechin:
      We have completed our review of your Form 8-K/A and related filings and have no further comments at this time.

              Sincerely,

              Larry Spirgel
              Assistant Director